UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Gulf Island Fabrication, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

402307102

(CUSIP Number)

Steven Druskin

Pacific View Asset Management (UK) LLP

5th Floor 6 St. Andrew Street

London, EC4A 3AE, United Kingdom

+44 (0) 1799 542436

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402307102	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PVAM Perlus Microcap Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 790,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 790,846

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 402307102	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PVAM Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 790,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 790,846

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 402307102	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacific View Asset Management (UK) LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 790,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 790,846

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 402307102	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David LaSalle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 790,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 790,846

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 402307102	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Boucherat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 790,846
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 790,846

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,846
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

CUSIP No. 402307102	13D	Page 7 of 11 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.  Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of Gulf Island Fabrication, Inc., a Louisiana corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 16225 Park Ten Place, Suite 280, Houston, Texas 77084.

Item 2.  Identity and Background.

(a), (f) This Schedule 13D is being filed by PVAM Perlus Microcap Fund L.P., a limited partnership formed under the laws of the Cayman Islands (“PVAM Perlus”), Pacific View Asset Management (UK) LLP, a limited liability partnership formed under the laws of the United Kingdom (“PVAM”), PVAM Holdings Ltd., a corporation formed under the laws of the United Kingdom (“PVAM Holdings”), David LaSalle, a United States citizen and James Boucherat, a United Kingdom citizen. PVAM Perlus, PVAM, PVAM Holdings, Mr. LaSalle and Mr. Boucherat are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.” PVAM Perlus is a private investment fund; PVAM is the investment adviser of PVAM Perlus; PVAM Holdings, Mr. LaSalle and Mr. Boucherat are members of PVAM and the Portfolio Managers of PVAM Perlus. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address for PVAM Perlus is c/o Conyers Trust Company (Cayman) Limited Cricket Square, Hutchins Drive, P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands.

The principal business address for each of PVAM Holdings and PVAM is 5th Floor, 6 St. Andrew Street, London, EC4A 3AE, United Kingdom.

The principal business address for Mr. Boucherat is 5th Floor, 6 St. Andrew Street, London, EC4A 3AE, United Kingdom.

The principal business address for Mr. LaSalle is 2660 Townsgate Road, Suite 800C, Westlake Village, CA 91361.

(c) The principal business of PVAM Perlus is investing in securities. The principal business of PVAM is serving as the investment adviser of PVAM Perlus. The principal business of PVAM Holdings is serving as a member of PVAM. The principal business of each of Mr. Boucherat and Mr. LaSalle is serving as a member of PVAM and a portfolio manager of PVAM Perlus.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 402307102	13D	Page 8 of 11 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

The Shares purchased by PVAM Perlus were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 790,846 Shares directly owned by PVAM Perlus is approximately $6,218,325.68.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Issuer is an entity that satisfies the Funds’ investment criteria and the Shares represented an attractive investment opportunity. The Reporting Persons may consider, propose or seek to influence changes to the Issuer’s Board of Directors (the “Board”) and/or the Issuer’s management to enhance the long-term profitability or value of the Issuer.

Each Reporting Person may at any time and from time to time, in the open market, in private transactions or otherwise, acquire additional securities of the Issuer, including additional Shares, or dispose of all or a portion of the securities of the Issuer including the Shares that the Reporting Persons now own or may hereafter acquire. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and business strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons reserve the right to change their intentions and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 402307102	13D	Page 9 of 11 Pages

Item 5.  Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 15,043,068 Shares outstanding as of March 9, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-K, filed with the Securities and Exchange Commission on March 9, 2019.

As of the close of business on the date hereof, PVAM Perlus beneficially owned 790,846 Shares, constituting approximately 5.3% of the Shares outstanding.

PVAM, as the investment adviser of PVAM Perlus, may be deemed to beneficially own the 790,846 Shares owned by PVAM Perlus constituting approximately 5.3% of the Shares outstanding. PVAM Holdings, Mr. LaSalle and Mr. Boucherat, as members of PVAM, may be deemed to beneficially own the 790,846 Shares owned by PVAM Perlus, constituting approximately 5.3% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)       Each of PVAM Perlus, PVAM, PVAM Holdings, Mr. LaSalle and Mr. Boucherat have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by PVAM Perlus.

(c)	Date of Purchase	Average Price Per Share ($)	Total Shares Purchased
	March 19, 2018	7.9792	2,218
	March 20, 2018	8.3119	41,322
	March 21, 2018	8.3911	19,466
	March 22, 2018	8.3360	139
	March 26, 2018	7.7495	10,325
	April 19, 2018	8.7663	8,496

Other than as set forth above, the Reporting Persons have not effected any transactions in the Shares during the past sixty days.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

CUSIP No. 402307102	13D	Page 10 of 11 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 20, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

99.1       Joint Filing Agreement, dated April 20, 2018.

CUSIP No. 402307102	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2018

PVAM PERLUS MICROCAP FUND L.P.

/s/ Steven Druskin Steven Druskin, Director of PVAM Limited, as General Partner

PVAM HOLDINGS LTD.

/s/ Steven Druskin Steven Druskin, Director

PACIFIC VIEW ASSEST MANAGEMENT (UK) LLP

/s/ Steven Druskin Steven Druskin, Authorized Signatory

DAVID LASALLE /s/ David LaSalle
JAMES BOUCHERAT

/s/ James Boucherat